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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Evergreen Solar, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30033R 10 8

(CUSIP Number)

Timothy Woodward
Nth Power LLC
50 California Street, Suite 840 San Francisco, CA 94111
(415)983-9983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R 10 8			Page 2 of 21

1.	Name of Reporting Person: Nth Power Technologies Fund I, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,016,914 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,106,914 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30033R 10 8			Page 3 of 21

1.	Name of Reporting Person: Nth Power Technologies Fund II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,947,056 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,947,056 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,947,056

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30033R 10 8			Page 4 of 21

1.	Name of Reporting Person: Nth Power Technologies Fund II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,947,056 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,947,056 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,947,056 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.1%%

14.	Type of Reporting Person (See Instructions): PN

4

CUSIP No. 30033R 10 8			Page 5 of 21

1.	Name of Reporting Person: Nth Power Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,016,914 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,106,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,016,914 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30033R 10 8			Page 6 of 21

1.	Name of Reporting Person: Nth Power Management II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,947,056 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,947,056 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,947,056 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30033R 10 8			Page 7 of 21

1.	Name of Reporting Person: Nth Power Management II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,947,056 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,947,056 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,947,056 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30033R 10 8			Page 8 of 21

1.	Name of Reporting Person: Nth Power LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 4,911,026 shares (*)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 4,911,026 shares (*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,911,026 shares (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.3%

14.	Type of Reporting Person (See Instructions): CO

(*) Includes 1,016,914 shares held by Nth Power Technologies Fund I, L.P., 1,947,056 shares held by Nth Power Technologies Fund II, L.P. and 1,947,056 shares held by Nth Power Technologies Fund II-A, L.P. The Reporting Person is a member of Nth Power LLC the indirect general partner of each of the entities.

CUSIP No. 30033R 10 8			Page 9 of 21

1.	Name of Reporting Person: Nancy C. Floyd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 4,911,026 shares (*)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 4,911,026 shares (*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,911,026 shares (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.3%

14.	Type of Reporting Person (See Instructions): IN

(*) Includes 1,016,914 shares held by Nth Power Technologies Fund I, L.P., 1,947,056 shares held by Nth Power Technologies Fund II, L.P. and 1,947,056 shares held by Nth Power Technologies Fund II-A, L.P. The Reporting Person is a member of Nth Power LLC the indirect general partner of each of the entities.

CUSIP No. 30033R 10 8			Page 10 of 21

1.	Name of Reporting Person: Maurice E.P. Gunderson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 4,911,026 shares (*)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 4,911,026 shares (*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,911,026 shares (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.3%

14.	Type of Reporting Person (See Instructions): IN

(*) Includes 1,016,914 shares held by Nth Power Technologies Fund I, L.P., 1,947,056 shares held by Nth Power Technologies Fund II, L.P. and 1,947,056 shares held by Nth Power Technologies Fund II-A, L.P. The Reporting Person is a member of Nth Power LLC the indirect general partner of each of the entities.

CUSIP No. 30033R 10 8			Page 11 of 21

1.	Name of Reporting Person: Timothy Woodward		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 40,653 shares (*)

		8.	Shared Voting Power: 4,911,026 shares (**)

		9.	Sole Dispositive Power: 40,653 shares (*)

		10.	Shared Dispositive Power: 4,911,026 shares (**)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,951,679 shares (*)(**)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.4%

14.	Type of Reporting Person (See Instructions): IN

(*) Includes 40,653 shares issuable upon exercise of options within 60 days of February 15, 2005.
(**) Includes 1,016,914 shares held by Nth Power Technologies Fund I, L.P., 1,947,056 shares held by Nth Power Technologies Fund II, L.P. and 1,947,056 shares held by Nth Power Technologies Fund II-A, L.P. The Reporting Person is a member of Nth Power LLC the indirect general partner of each of the entities.

CUSIP No. 30033R 10 8			Page 12 of 21

1.	Name of Reporting Person: Bryant J. Tong		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 4,911,026 shares (*)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 4,911,026 shares (*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,911,026 shares (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.3%

14.	Type of Reporting Person (See Instructions): IN

(*) Includes 1,016,914 shares held by Nth Power Technologies Fund I, L.P., 1,947,056 shares held by Nth Power Technologies Fund II, L.P. and 1,947,056 shares held by Nth Power Technologies Fund II-A, L.P. The Reporting Person is a member of Nth Power LLC the indirect general partner of each of the entities.

Schedule 13D

     Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend their Schedule 13D originally filed on March 31, 2003, as amended on May 27, 2003.

Item 1.  Security and Issuer.

     No change.

Item 2.   Identity and Background.

     No change.

Item 3.   Source and Amount of Funds or Other Consideration.

     No change.

Item 4.   Purpose of Transaction.

Item 4 is amended by adding the following at the end thereof:

          On June 21, 2004, the Issuer sold shares of Common Stock and warrants to purchase shares of Common Stock in a private placement (the “June 2004 PIPE Financing”).

          In connection with the June 2004 PIPE Financing, the Issuer entered into an amended and restated registration rights agreement dated June 21, 2004 (the “Amended and Restated Registration Rights Agreement”) with the parties to the Registration Rights Agreement. Other than giving the investors in the June 2004 PIPE Financing pro rata cut back rights on underwritten registrations, the Amended and Restated Registration Rights Agreement did not materially affect the rights granted under the Registration Rights Agreement. This disclosure of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, attached hereto as Exhibit 2 and incorporated herein by reference.

          In connection with the June 2004 PIPE Financing, the Nth Power Technology Fund II, L.P. (“Nth Power II”) and Nth Power Technology Fund II-A, L.P. (“Nth Power II-A and collectively with Nth Power II, “Nth Power”) entered into a Conversion, Consent, Voting and Lock-up Agreement, dated June 21, 2004 (the “Conversion Agreement”), with the Issuer and certain other holders of the Preferred Stock. Pursuant to the Conversion Agreement, Nth Power agreed to the following:

•	to convert all of its outstanding shares of Preferred Stock into shares of Common Stock immediately prior to the consummation of the June 2004 PIPE Financing;

•	to become a party to the Amended and Restated Registration Rights Agreement;

•	to vote in favor of the issuance of the shares of Common Stock to be issued in the June 2004 PIPE Financing if NASDAQ rules required stockholder approval of the June 2004 PIPE Financing and to vote in favor of any other matters relating to the transactions contemplated by the June 2004 PIPE Financing Purchase Agreement (as defined below) requiring a stockholder vote;

•	to vote in favor of an amendment to the Issuer’s certificate of incorporation in order to increase the number of authorized shares of Common Stock from 70,000,000 to 100,000,000;

•	not to grant any proxy or enter into any voting trust or other agreement with respect to any shares of the Issuer’s voting capital stock during the term of the Conversion Agreement, except as provided therein; and

•	to agree not to sell, transfer or otherwise dispose of any Common Stock or securities convertible into or exchangeable for Common Stock (or enter into any arrangement that transfers any of the economic consequences of owning such securities) during the period beginning on the date of the signing of the June 2004 PIPE Financing purchase agreement (the “June 2004 PIPE Financing Purchase Agreement”) by the investors in the June 2004 PIPE Financing and ending concurrently with the declaration by the Securities and Exchange Commission of the effectiveness of the Issuer’s registration statement on Form S-3 relating to the shares of Common Stock issued pursuant to the June 2004 PIPE Financing Purchase Agreement and the shares of Common Stock to be issued upon exercise of the warrants issued pursuant to the June 2004 PIPE Financing Purchase Agreement (the “Lock-Up Period”).

     This discussion of the Conversion Agreement is qualified in its entirety by reference to the Conversion Agreement which is attached hereto as Exhibit 3 and incorporated herein by reference. The Conversion Agreement terminated by its terms on July 31, 2004.

          The conversion of the shares of Preferred Stock owned by Nth Power occurred on June 21, 2004. As consideration for entering into the Conversion Agreement, the Issuer paid Nth Power $305,289.40, which equals 7% of the Accreted Value (as such term is defined in the Certificate of Designations) of the shares of Preferred Stock held by it.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

          (a) (i) Nth Power Technologies Fund I, L.P. (“Nth Power I”) is the record holder of 1,016,914 shares of Common Stock; (ii) Nth Power II is the record holder of 1,947,056 shares of Common Stock; (iii) Nth Power II-A is the record holder of 1,947,056 shares of Common Stock; (iv) Nth Power Management, L.P. (“Nth Power Management”) beneficially owns 1,016,914 shares of Common Stock; (v) Nth Power Management II, L.P. (“Nth Power Management II”) beneficially owns 1,947,056 shares of Common Stock; (vi) Nth Power Management II-A, L.P. (“Nth Power Management II-A”) beneficially owns 1,947,056 shares of Common; (vii) Nth Power LLC (“NP LLC”) beneficially owns 4,911,026 shares of Common Stock; (viii) Nancy C. Floyd (“Floyd”) beneficially owns 4,911,026 shares of Common Stock; (vi) Maurice E. P. Gunderson (“Gunderson”) beneficially owns 4,911,026 shares of Common Stock; (x) Timothy Woodward (“Woodward”) beneficially owns 4,951,679 shares of Common Stock (including 40,653 shares issuable upon exercise of options within 60 days of February 15, 2005); and (xi) Bryant J. Tong (“Tong”) beneficially owns 4,911,026 shares of Common Stock. The shares of Common Stock owned by each of the Reporting Persons will be hereinafter referred to as the “Record Shares.”

          Nth Power I may be deemed to own beneficially 2.1% of the Common Stock, Nth Power II may be deemed to own beneficially 4.1% of the Common Stock and Nth Power II-A may be deemed to own beneficially 4.1% of the Common Stock.

          Nth Power I is the record holder of 1,016,914 of the Record Shares. As sole general partner of Nth Power I, NP Management may be deemed to own beneficially such shares. Nth Power II is the record holder of 1,947,056 of the Record Shares. As sole general partner of Nth Power II, NP Management II may be deemed to own beneficially such shares. Nth Power II-A is the record holder of 1,947,056 of the Record Shares. As sole general partner of Nth Power Technologies Fund II-A, NP

           Management II-A may be deemed to own beneficially such shares. As sole general partner of each of NP Management, NP Management II and NP Management II-A, NP LLC may be deemed to own beneficially 4,911,026 of the Record Shares. As individual members of NP LLC, Floyd, Gunderson and Tong may be deemed to own beneficially 4,911,026 the Record Shares. As an individual member of NP LLC, Woodward may be deemed to own beneficially 4,951,679 of the Record Shares (including 40,653 shares issuable upon exercise of options within 60 days of February 15, 2005).

          Such percentages are calculated based upon 47,532,582 shares of Common Stock outstanding as of October 29, 2004, as reported in the Issuer’s Quarterly Report on Form 10-Q, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

     (b) Regarding the number of shares as to which each Reporting Person has:

     (i) sole power to vote or to direct the vote:

Nth Power I	0
Nth Power II	0
Nth Power II-A	0
NP Management	0
NP Management II	0
NP Management II-A	0
NP LLC	0
Floyd	0
Gunderson	0
Tong	0
Woodward	40,653 (includes 40,653 issuable upon exercise of options within 60 days of February 15, 2005)

     (ii) shared power to vote or to direct the vote:

Nth Power I	1,016,914
Nth Power II	1,947,056
Nth Power II-A	1,947,056
NP Management	1,016,914
NP Management II	1,947,056
NP Management II-A	1,947,056
NP LLC	4,911,026	*
Floyd	4,911,026	*
Gunderson	4,911,026	*
Tong	4,911,026	*
Woodward	4,911,026	*

     (iii) sole power to dispose or to direct the disposition:

Nth Power I	0
Nth Power II	0
Nth Power II-A	0
NP Management	0
NP Management II	0
NP Management II-A	0
NP LLC	0
Floyd	0
Gunderson	0
Tong	0
Woodward	40,653 (includes 40,653 issuable upon exercise of options within 60 days of February 15, 2005)

     (iv) shared power to dispose or to direct the disposition:

Nth Power I	1,016,914
Nth Power II	1,947,056
Nth Power II-A	1,947,056
NP Management	1,016,914
NP Management II	1,947,056
NP Management II-A	1,947,056
NP LLC	4,911,026	*
Floyd	4,911,026	*
Gunderson	4,911,026	*
Tong	4,911,026	*
Woodward	4,911,026	*

*      Includes 1,016,914 shares held by Nth Power I, 1,947,056 shares held by Nth Power Fund II and 1,947,056 shares held by Nth Power II-A. The Reporting Person is a member of NP LLC the indirect general partner of each of the entities. Floyd, Gunderson, Tong and Woodward are members of NP LLC.

          (c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

          (e) Not Applicable

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding the following at the end thereof:

     As described in Item 4 above, on June 21, 2004, the Issuer, Nth Power and certain other stockholders entered into the Conversion Agreement. The Issuer, Nth Power and the other stockholders entered into the Amended and Restated Registration Rights Agreement on June 21, 2004. The summaries of the Conversion Agreement and the Amended and Restated Registration Rights Agreement set forth in Item 4 under the headings “Registration Rights Agreement” and “Conversion, Consent, Voting and Lock-up Agreement” are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

          Exhibit 1 – Agreement regarding filing of joint Schedule 13D/A.

          Exhibit 2 — Amended and Restated Registration Rights Agreement, dated as of June 21, 2004, among Evergreen Solar, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on June 22, 2004 by Evergreen Solar, Inc. (SEC file no. 000-31687)).

          Exhibit 3 — Conversion, Consent, Voting and Lock-up Agreement, dated June 21, 2004, among Evergreen Solar, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on June 22, 2004 by Evergreen Solar, Inc. (SEC file no. 000-31687))

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2005

NTH POWER TECHNOLOGIES FUND I, L.P.

By:	Nth Power Management, L.P. Its General Partner

	By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER TECHNOLOGIES FUND II, L.P.

By:	Nth Power Management II, L.P. Its General Partner

	By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER TECHNOLOGIES FUND II-A, L.P.

By:	Nth Power Management II-A, L.P Its General Partner

	By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER MANAGEMENT, L.P.

By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER MANAGEMENT II, L.P.

By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER MANAGEMENT II-A, L.P.

By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER LLC

By: /s/ Timothy Woodward

Timothy Woodward, Manager

/s/ Nancy C. Floyd

Nancy C. Floyd

/s/ Maurice E.P. Gunderson

Maurice E.P. Gunderson

/s/ Timothy Woodward

Timothy Woodward

/s/ Bryant J. Tong

Bryant J. Tong

EXHIBIT 1

AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that the attached Schedule 13D/A is being signed on behalf of each of the undersigned.

     EXECUTED this 28th day of February, 2005.

NTH POWER TECHNOLOGIES FUND I, L.P.

By:	Nth Power Management, L.P. Its General Partner

	By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER TECHNOLOGIES FUND II, L.P.

By:	Nth Power Management II, L.P. Its General Partner

	By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER TECHNOLOGIES FUND II-A, L.P.

By:	Nth Power Management II-A, L.P Its General Partner

	By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER MANAGEMENT, L.P.

By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER MANAGEMENT II, L.P.

By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER MANAGEMENT II-A, L.P.

By:	Nth Power LLC Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER LLC

By: /s/ Timothy Woodward

Timothy Woodward, Manager

/s/ Nancy C. Floyd

Nancy C. Floyd

/s/ Maurice E.P. Gunderson

Maurice E.P. Gunderson

/s/ Timothy Woodward

Timothy Woodward

/s/ Bryant J. Tong

Bryant J. Tong